September 22, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.  20549
Attention: James Allegretto

Re:	The Childrens’s Place Retail Stores, Inc.
Form 10-K for the Fifty-Two Weeks Ended January 29, 2011 Filed March 28, 2011
Form 10-Q for the Quarterly Period Ended July 30, 2011 Filed September 7, 2011
File No. 0-23071

Dear Mr. Allegretto:

Set forth below are the responses of The Children’s Place Retail Stores, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter to Jane T. Elfers, dated September 13, 2011 (the “Letter”).  For your convenience, we have included the text of your comments set forth in italics.

Form 10-K for Fifty-Two Weeks Ended January 29, 2011
Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 30
Results of Operations, page 37
Fiscal 2010 Compared to Fiscal 2009, page 39

1.
Reference is made to your disclosure on pages 40 and 42 of the $1.4 million decrease and $27.7 million decrease in SG&A expenses excluding the effects of certain SG&A expenses. Please tell us your consideration of whether these amounts are non-GAAP measures. Refer to Item 10(e)(2) of Regulation S-K.

Response: The above referenced variances are part of our detailed discussion regarding the changes in our SG&A expenses.  In providing the reader a context in which to review the changes in our overall SG&A expense, we identify those expenses that we believe are not indicative of our future performance.  In doing so, we are not excluding any items from the analysis and we are providing a detailed explanation of all items affecting our SG&A expense.  We consider these amounts to be part of the explanation of a GAAP financial measure and not a non-GAAP financial measure.

Liquidity and Capital Resources, page 44

2.
When discussing liquidity please disclose: a) the amount of cash and cash equivalents held by foreign subsidiaries; b) a statement, if true, that you would need to accrue and pay taxes if repatriated; and c) a statement, if true, that you do not intend to repatriate the funds. Please show us your proposed disclosure.

Response: In response to the Staff’s comments, we will enhance our future disclosures by including the following under the subheading “Debt Service/Liquidity” within the Liquidity and Capital Resources section:

“As of January 29, 2011, we had approximately $80.7 million of cash and cash equivalents held in foreign subsidiaries, of which approximately $69.8 million was in our Canadian subsidiaries, $5.6 million was in our Hong Kong subsidiaries, $2.8 million was in our Barbadian subsidiary and $2.5 million was in Chinese subsidiaries.  Because our investments in our Canadian and Barbadian subsidiaries are considered permanently reinvested, any repatriation of cash from them would require the accrual and payment of U.S. federal and certain state taxes.  We currently do not intend to repatriate cash from these subsidiaries.  Because our investments in our Hong Kong and Chinese subsidiaries are not considered permanently reinvested, no additional accrual of tax is required on any repatriation of their cash; however, payment of U.S. federal taxes would be required.”

Consolidated Financial Statements, page 56
Notes to Consolidated Financial Statements, page 60

3.
Reference is made to your disclosure in the third paragraph on page 26 that your credit facility prohibits the payment of dividends. Please disclose in the notes to the consolidated financial statements the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X. Please show us your proposed disclosure.

Response: In response to the Staff’s comments, we will enhance our future disclosures by including the following caption and paragraph in our basis of presentation footnote:

“Retained Earnings

The Company is currently restricted from paying dividends under its credit facility agreement (see Note 5).  There are no other restrictions on the Company’s retained earnings.”

Note 11. Legal and Regulatory Matters, page 81

4.
Reference is made to the second paragraph in which you disclose that the ultimate liability arising out of various legal proceedings in the normal course of business will not have a material effect on your financial condition. This disclosure is silent about financial statements other than your balance sheet; please tell us whether this was purposeful. In any event, please disclose whether these legal proceedings will have a material effect on your results of operations and cash flows. If there is at least a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred, please disclose the nature of the contingencies and either an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please show us your proposed disclosure.

Response: The omission of the financial statements other than our balance sheet was not purposeful.  In response to the Staff’s comment regarding this omission, we will enhance our future disclosures as follows:

“The Company is also involved in various legal proceedings arising in the normal course of business.  In the opinion of management, any ultimate liability arising out of these proceedings will not have a material effect on the Company’s financial position, results of operations or cash flows.”

Currently, none of these proceedings have a reasonable possibility of producing a material loss exceeding amounts already recognized.  If any of these proceedings or future proceedings should exceed amounts previously recognized then we will provide the appropriate disclosure regarding the nature of the contingency and an estimate of the additional loss or a statement that such estimate cannot be made.

Form 10-Q for the Quarterly Period Ended July 30, 2011
Part I - Financial Information
Item 4. Controls and Procedures, page 27
Evaluation of Disclosure Controls and Procedures, page 27

5.
We note your statement that, “Disclosure controls and procedures are designed only to provide ‘reasonable assurance’ that the controls and procedures will meet their objectives.” Please revise to state clearly, if true, that your Chief Executive Officer and President, Interim Principal Accounting Officer and Interim Principal Financial Officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response: In response to the Staff’s comments, we will enhance our future disclosures to clearly state that the conclusion reached by the responsible officers regarding the effectiveness of our disclosure controls and procedures is at the reasonable assurance level.  Our proposed disclosure is as follows:

“Disclosure controls and procedures are designed only to provide "reasonable assurance" that the controls and procedures will meet their objectives. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Management, including our Chief Executive Officer and President, our Interim Principal Accounting Officer and our Interim Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of July 30, 2011.  Based on that evaluation, our Chief Executive Officer and President, Interim Principal Accounting Officer and Interim Principal Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level, as of July 30, 2011, to ensure that all information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to our management, including our principal executive, principal accounting and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

As requested, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing is responsive to the Staff’s comments and am available at (201) 601-8323 to discuss these matters.

Very truly yours,

/s/ Bernard L. McCracken
Bernard L. McCracken
Interim Principal Accounting Officer and Vice President, Corporate Controller

cc:	Adam Phippen
Jane T. Elfers
John E. Taylor
Bradley P. Cost